

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Stephen Altemus
Chief Executive Officer
Intuitive Machines, Inc.
13467 Columbia Shuttle Street
Houston, TX 77059

      Re: Intuitive Machines, Inc.
           Registration Statement on Form S-1
           Filed January 26, 2024
           File No. 333-276697

Dear Stephen Altemus:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing